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FEB 2021

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68083

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ERNST CAPITAL SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 SOUTH REID STREET, SUITE 209
(No. and Street)

SIOUX FALLS	SD	57103-7062
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RICK MARTIN — 605-271-7172
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HENJES, CONNER & WILLIAMS P.C.
(Name – *if individual, state last, first, middle name*)

P.O. BOX 1937	DAKOTA DUNES	SD	57049
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, RICK MARTIN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ERNST CAPITAL SECURITIES, LLC, as of DECEMBER 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

EMILY LIDDEKE
SEAL NOTARY PUBLIC SOUTH DAKOTA SEAL
My Commission Expires 10/1/21

Notary Public

Signature

CEO/CCO

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ernst Capital Securities, LLC
2020 Financial Statements
Table of Contents

HENJES, CONNER &
WILLIAMS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

PO BOX 1937
801 STEVENS PORT DR
DAKOTA DUNES, SD 57049

P: (605) 242-3900
(800) 274-3931
F: (605) 242-3901

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers
Ernst Capital Securities, LLC
Sioux Falls, South Dakota

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of ERNST CAPITAL SECURITIES, LLC (a South Dakota limited liability company), as of December 31, 2020, the related statements of income, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and changes in financial position for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Ernst Capital Securities, LLC as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Ernst Capital Securities, LLC's management. Our responsibility is to express an opinion on Ernst Capital Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Ernst Capital Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental schedules on pages 11 through 14 have been subjected to audit procedures performed in conjunction with the audit of Ernst Capital Securities, LLC's financial statements. The supplemental information is the responsibility of Ernst Capital Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Henjes, Conner & Williams, PC

Certified Public Accountants

We have served as Ernst Capital Securities, LLC's auditors since 2014.

Dakota Dunes, South Dakota
February 3, 2021

Ernst Capital Securities, LLC
Statement of Financial Condition
December 31, 2020

ASSETS		
Current Assets		
Cash	$ 43,659	
Commissions Receivable		
Money Market Account	25,248	
CRD Escrow	2,189	
Savings Escrow	106	
Prepaid Expenses	6,551	
Other Current Assets		
Total Current Assets		77,753
Total Assets		$ 77,753
LIABILITIES AND CAPITAL		
Current Liabilities		
Commissions Payable		
Payoll Tax Liability	42	
Accrued Expenses		
CRD Renewal		
Total Current Liabilities		42
Total Liabilities		$ 42
Capital		
Members' Equity	$ 77,711	
Total Capital		$ 77,711
Total Liabilities & Capital		$ 77,753

The accompanying notes are an integral part of these financial statements.

Ernst Capital Securities, LLC
Statement of Income
For the Year Ended
December 31, 2020

Revenues			
	Commissions	$	717,500
	PPP Forgiveness	$	20,800
	Interest		130
	Total Revenues		738,430
Expenses			
	Commissions and Fees Expense		106,000
	Office Expenses		3,195
	Insurance Expense		1,107
	Legal and Professional Expense		29,192
	Licenses Expense		9,457
	Payroll Tax Expense		9,455
	Rent or Lease Expense		6,000
	Telephone Expense		1,278
	Total Expenses		165,684
	Net Income	$	572,746

The accompanying notes are an integral part of these financial statements.

Ernst Capital Securities, LLC
Statement of
Changes in Members' Equity
For the Year Ended
December 31, 2020

		Members' Equity
Balance, December 31, 2019	$	144,199
Net Income	$	572,746
Distributions to Members	$	(640,000)
Balance, December 31, 2020	$	76,945

The accompanying notes are an integral part of these financial statements.

Ernst Capital Securities, LLC
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
December 31, 2020

Subordinated Liabilities, December 31, 2019	$	-
Increases		-
Decreases		-
Subordinated Liabilities, December 31, 2020	$	-

The accompanying notes are an integral part of these financial statements.

Ernst Capital Securities, LLC
Statement of
Changes in Financial Position
For the Year Ended
December 31, 2020

Cash Flows from operating activities		
Net Income	$	572,746
Adjustments to reconcile net income to net cash provided by operating activities		
Decrease in Commissions Receivable		103,750
Decrease in Prepaid Expenses & Other Assets		3,876
Decrease in Current Liabilities		(30,806)
Total Adjustments		76,820
Net Cash provided by Operations		649,566
Cash Flows from financing activities		
Members' Distributions		(640,000)
Net cash used in financing		(640,000)
Net increase in cash & cash equivalents	$	9,566

Summary		
Cash & cash equivalents at End of Year	$	71,202
Cash & cash equivalents at Beginning of Year		61,636
Net increase in cash & cash equivalents	$	9,566

Supplemental Disclosure of Cash Flow Information

Cash paid for interest	$	-
Cash for paid for income taxes	$	-

NOTE A NATURE OF ACTIVITIES AND SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Ernst Capital Securities, LLC (Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who are responsible for their integrity and objectivity.

Nature of Activity
Ernst Capital Securities, LLC is a South Dakota limited liability company that operates as a registered broker-dealer and acts as an agent in the sale of real estate interests for a limited liability company in which a Company member is a partner or manager. The Company did change its name from Ernst Capital Group I, Inc. to Ernst Capital Securities, Inc. in 2010. Effective January 1, 2013 the Company converted to a limited liability company from a corporation. It is regulated by the Securities Exchange Commission and is under the jurisdiction of FINRA (Financial Industry Regulatory Authority). FINRA is the largest independent regulator for all securities firms doing business in the United States.

Basis of Accounting
The Company prepares its financial statements on the accrual basis using generally accepted accounting principles.

Revenue Recognition
The Company receives revenue (commissions) from selling interests in limited liability companies that hold real estate used for the production of income. The company also receives revenue from due diligence or compliance and administration of the offering. This revenue is recognized under the contract with the limited liability company at the time the investor (subscription agreement) is accepted by the issuer.

Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company had no cash equivalents at December 31, 2020.

Advertising
The Company expenses advertising production costs as they are incurred and advertising communication costs the first time the advertising takes place.

Income Taxes
The Company elected to be taxed as a partnership for federal and state income tax purposes. The Company's taxable income or losses, as well as certain other tax attributes, are passed through directly to the Company's members and are reported in each member's individual income tax return. Consequently, these financial statements do not include any provision for federal or state income tax expense.

NOTE A (Continued) **NATURE OF ACTIVITIES AND SIGNIFICANT ACCOUNTING POLICIES**

(Continued Income Taxes)
Certain transactions of the Company may be subject to accounting methods for income tax purposes that differ significantly from the accounting methods used in preparing the financial statements in the accordance with generally accepted accounting principles. Accordingly, the taxable income of the Company reported for income tax purposes may differ from net income in these financial statements.

The Company has adopted the provisions of FASB ASC 740-10, "Accounting for Uncertain Tax Positions". The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. Management does not expect the interpretation will have a material impact (if any) on its results from operations or financial position.

No interest or penalties have been accrued for the year ended December 31, 2020. The federal and state income tax returns of the Company for 2019, 2018, and 2017 are subject to examination by the IRS generally for 3 years after they are filed. There is no state income tax in South Dakota.

Compensated Absences
During the year ended December 31, 2020 the Company had two full-time employees. Accrued vacation pay at December 31, 2020 was deemed immaterial and was not accrued.

Subsequent Events
Management has evaluated subsequent events through February 3, 2021 the date the financial statements were available to be issued. There were no subsequent events that required disclosure.

Leases
The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company is a lessee in a cancellable operating lease for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the future lease payments. Lease cost for lease payments is recognized on a straight-line basis over the lease term, resulting in an annual rent expense of $6,000.

NOTE B **NET CAPITAL REQUIREMENTS**

The Company, as a registered broker-dealer, is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities Exchange Act of 1934. This rule requires the Company to maintain net capital of at least $5,000 or 6 and 2/3 percent of "aggregated indebtedness", whichever is greater. In addition, the Company is not permitted to exceed a ratio of aggregate indebtedness to net capital of 15 to 1, both as defined in the Rule. At December 31, 2020, the Company had net capital of $68,099 which was $63,099 in excess of its requirement. The Company's ratio of aggregate indebtedness to net capital was 0.0119 to 1, at December 31, 2020.

NOTE C RELATED PARTY TRANSACTIONS

The Company's only source of revenue is from the sale of interests in real estate held by limited liability companies (LLCs) and from compliance and administrative work to the same LLCs. These real estate developments are managed and typically owned by family members of a member. The total commission and administrative revenue received from those LLCs was $717,500.

The Company rents office space from Ernst Capital Group, LLC that is affiliated with a member through common ownership. Total rent due to that entity was $6,000 during the year ended December 31, 2020. See Note F for future minimum rental commitments.

The company rents computer networking and telecommunication equipment and receives clerical and professional services from Ernst Capital Group, LLC that is affiliated with a member through common ownership. The rental agreement and the clerical and professional services agreements are for one year. Total rent due for networking and telecommunications equipment to that entity was $1,278 during the year ended December 31, 2020. The amount due for clerical services was $3,195 during the year ended December 31, 2020. The amount due for professional services was $18,000 during the year ended December 31, 2020. All amounts have been paid at year-end.

NOTE D CONCENTRATIONS

All of revenues were generated from limited liability companies where the same related party had controlling interests for the year ended December 31, 2020. The Company's cash balances are in one financial institution. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times the balances in the Company's accounts may exceed this limit. The Company is also a member of the Securities Investor Protection Corporation (SIPC), a nonprofit organization that assists investors when a brokerage firm closes due to bankruptcy or other financial difficulties. SIPC works to return customers' cash, stock, and other securities, and other customer property that may be missing from their account. It does not cover individuals who sold worthless stocks and other securities but rather helps customers when stocks and other securities are stolen or put at risk when a brokerage fails for other reasons. Securities in accounts transacted by the Company are protected in accordance with SIPC rules up to $500,000 including $250,000 cash.

NOTE E RESTRICTED CASH

The CRD – Escrow account contains restricted cash used to pay for new or renewal licensing fees to federal and state agencies. The Savings – Escrow account contains funds used to open an account to hold client funds. The Company does own the account balance.

NOTE F LEASES AND COMMITMENTS

The Company leases certain office space from its parent. The lease is for an initial one-year term expiring in 2021 with annual renewals unless cancelled by either party thereafter. It has been classified as an operating lease and is included in the data presented above. The total lease cost associated with this lease for the year ended December 31, 2020 was $6,000 and was included in the Statement of Income as rent or lease expense.

Ernst Capital Securities, LLC
Computation of Aggregate Indebtedness and Net Capital In Accordance with Rule 15c3-1 Under the Securities Exchange Act of 1934

SUPPLEMENTAL SCHEDULE — Schedule 1

Aggregate Indebtedness:		
Total Liabilities	$	808
Net Capital		
Credit Items		
Membership Equity	$	76,945
Deduct Nonallowable assets	$	8,846
Net Capital	$	68,099
Capital Requirements		
Minimum Dollar Requirements	$	5,000
Net Capital exceeding requirements	$	63,099
Net Capital	$	68,099
Percentage of Aggregate Indebetedness to Net Capital		1.19%

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited Part II Of Form X-17A-5 as of December 31, 2020.

Ernst Capital Securities, LLC
Reconcilation of Aggregate Indebetedness and Net Capital
per Audit Report
to FOCUS Report

SUPPLEMENTAL SCHEDULE | Schedule II

Aggregate Indebtedness from Schedule I	$	808
Aggregate Indebtedness per FOCUS report	$	808
Difference	$	-
Net Capital from Schedule I	$	68,099
Net Capital per FOCUS report	$	68,099
Difference	$	-

Ernst Capital Securities, LLC
Information Relating to Possession or Control Requirements

SUPPLEMENTAL SCHEDULE Schedule III

This firm is a non-covered firm under footnote 74 of the Exhange Act Rule 15c3-3.

Ernst Capital Securities, LLC
Computation of Reserve Requirement

SUPPLEMENTAL SCHEDULE

Schedule IV

This firm is a non-covered firm under footnote 74 of the Exhange Act Rule 15c3-3.

HENJES, CONNER &
WILLIAMS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

PO BOX 1937
801 STEVENS PORT DR
DAKOTA DUNES, SD 57049

P: (605) 242-3900
(800) 274-3931
F: (605) 242-3901

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Securities and Exchange Commission
Trading and Markets

MAR 2 2021

RECEIVED

To the Board of Managers
of Ernst Capital Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Ernst Capital Securities, LLC identified they are a non-covered firm under Footnote 74 of Exchange Act Rule 15c3-3, and therefore, not subject to the Rule 15c3-3 requirements. Ernst Capital Securities, LLC's management is responsible for ensuring they meet the requirements of a non-covered firm under Footnote 74 of Exchange Act Rule 15c3-3

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Ernst Capital Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in footnote 74 of Rule 15c3-3 under the Securities Exchange Act of 1934.

Henjes, Conner & Williams, PC
Certified Public Accountants

Dakota Dunes, South Dakota
February 3, 2021